Exhibit 99.2

ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2017

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of March 28, 2018. This MD&A is intended to help the reader understand, and should be read in conjunction with, the audited annual consolidated financial statements of Almaden for the financial year ended December 31, 2017 and supporting notes. The financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Management is responsible for the preparation and integrity of the Company’s financial statements, including the maintenance of appropriate information systems, procedures and internal controls. The audit committee of the board of directors of the Company (the “Board”) meets with management regularly to review the Company’s financial statements and MD&A, and to discuss other financial, operating and internal control matters.

All currency amounts used in this MD&A are expressed in Canadian dollars unless otherwise noted.

The Company’s common stock is quoted on the NYSE American stock exchange under the trading symbol “AAU” and on the Toronto Stock Exchange under the symbol “AMM”.

FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the Company’s cash resources and their adequacy to meet the Company’s working capital and mineral exploration needs for at least the next year; the Company’s planned continuous development work on the Tuligtic project; the expected timing of completion of a full feasibility study and social investment plan, and the expected benefits of same; the possible effect of changes in interest rates and exchange rates on the Company’s future operations; the Company’s proposed future activities as set out in the section entitled “Outlook”; the estimation of mineral reserves and mineral resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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Such factors include, among others, risks related to: international operations; the actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors discussed below under the heading “Risks and Uncertainties” and in the section entitled “Risk Factors” in the Company’s annual information form and latest Form 20-F. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Almaden uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

ADDITIONAL INFORMATION

The Company’s financial statements, MD&A and additional information relevant to the Company, including the Company’s Form 20-F for the year ended December 31, 2017 which is filed as an Annual Information Form, can be found on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

QUARTERLY HIGHLIGHTS

During the quarter ended December 31, 2017, all of the Company’s efforts were focused on its 100% owned Ixtaca gold/silver project in Puebla State, Mexico.

Much of the work during the recent quarter was focused on collecting the data necessary to complete a feasibility study (FS) on Ixtaca, which Almaden anticipates will be completed this year. The Company has selected a team of independent engineers including SRK Consulting (U.S.), Inc. (SRK) and Moose Mountain Technical Services (“MMTS”) to lead the FS.

Various programs currently underway include:

•	A resource model update to include new drill hole data;

•	Metallurgical test work to:

o	demonstrate repeatability of metallurgical performance;

o	test opportunities to further improve metallurgical performance;

•	Process and Infrastructure FS engineering design;

•	Mine planning and production optimization studies;

•	Further disassembly of the Rock Creek processing plant to accelerate preparations for moving the plant to the Ixtaca site;

•	Construction and commissioning project management planning;

•	Geotechnical site investigation work; and

•	Water management studies.

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Almaden is also in the final stage of preparing an Environmental Impact Assessment (Manifiesto de Impacto Ambiental or “MIA”) for Ixtaca and expects to submit the MIA this year.A key aspect of the ongoing work towards a feasibility study relates to water. The Company’s technical report titled “Pre-Feasibility Study of the Ixtaca Gold-Silver Project Puebla State, Mexico”, dated effective May 17, 2017 (the “PFS”), and filed on SEDAR on May 17, 2017, and subsequent studies include the following highlights relating to water:

•	Local water resources are underutilized and the mine plan will not disturb local domestic water sources.

•	In the current plan, groundwater pumping wells will not be required, according to baseline hydrology studies and water balance.

•	A robust tailings management facility (TMF) based on a monthly water balance has been designed so that no process water is discharged, i.e. the TMF will be a “zero discharge facility”.

•	Mine development includes a water storage reservoir that, based on current water balance planning, could supply more than 2,000 m3 per day to the local community.

•	The neutralizing potential present in the site rocks is sufficient to neutralize any acid generated.

Almaden is working closely with authorities and local communities to protect local water resources while improving quality and availability. The current mine plan includes a water storage reservoir to be co-operated and maintained by local residents during and after mine operation to provide a consistent and long-term supply of water to local residents.

Exploration drilling within the PFS pit area continued during the quarter, with several holes drilled to follow-up drillhole TU-17-504, which was announced on August 23, 2017, and which intersected significant mineralisation in an upper portion of the PFS pit which was modelled as waste material in the Company’s PFS (74.5 meters grading 0.66 g/t Au and 45.1 g/t Ag). These additional holes were announced on November 21 and December 20, 2017 and confirmed the discovery of a new zone of mineralisation in the upper portion of the PFS pit in volcanic and limestone lithologies.

During the quarter, Almaden announced that it received a summary of a Social Impact Assessment (the “SIA”) study conducted by GMI Consulting, of Mexico City. The purpose of the SIA was to identify the people living in the area of influence of a project (the “Focus Area”), and assess the potential positive and negative consequences of project development to assist in the development of mitigation measures and the formation of social investment plans. To Almaden’s knowledge, this is the first time such a study has been completed in the minerals industry in Mexico, and as such reflects the Company’s commitment to best national and international standards in Ixtaca project development.

The SIA concluded that Almaden had consulted widely with the Focus Area communities, the Ixtaca project was well understood, and that the SIA itself was successful in providing people with an opportunity to clearly express their views on the impacts of Ixtaca project development.

Almaden is now working with its consultants to formulate a social investment plan to accompany the Ixtaca project which is intended to accommodate the needs identified in the process of generating the SIA, and to ensure that local people are in a position to benefit as much as possible from Ixtaca project development.

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OVERALL PERFORMANCE

Overview

Company Mission and Focus

Almaden is focused on advancing its Ixtaca gold/silver deposit, located in Puebla State, Mexico, through advanced engineering studies.

Qualified Person

Morgan Poliquin, P.Eng., a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the President, Chief Executive Officer and a director of Almaden, has reviewed and approved the scientific and technical information in this MD&A. The scientific and technical contents in this MD&A are derived from the PFS. The independent Qualified Persons responsible for preparing the PFS are set out below under the heading, “Mineral Properties – Recent Updates – Pre-Feasibility Study and Updated Resource Estimate – Qualified Persons”.

Description of Metal and Mining Market Factors and Conditions

During 2017, prices of precious metals continued to be quite volatile, with gold trading at a low of about US$1160/ounce in January 2017 and a high of over US$1350/ounce in July 2017, before finishing the year at US$1300/ounce. The price of silver followed a similar volatile trajectory, trading at a low of about US$15.30 in January 2017 and a high of over US$18.00 in August, before finishing the year at about US$16.90/ounce. The volatility of gold and silver prices contributed to an uncertain environment for mine planning and design and for the capital markets, which was not conducive to a vibrant financing environment for mining and mineral exploration companies. In addition, traditional sources of financing for the resource sector have been impacted by the increasing popularity of index funds, which gain exposure to the sector through purchases and sales through exchanges, as opposed to transactions directly with issuers in the form of financings. Capital is still available for mining and mineral exploration companies but, increasingly, the sources of capital are fewer but larger, as are financing transactions.

It remains unclear how long the volatility in metals prices will continue, and whether or when the financing climate for mining and mineral exploration companies will improve. In prior years, significant selling on Comex and redemptions from gold and silver funds contributed to the steep reduction in metal prices. These lower prices in turn resulted in large producers selling non-core or high cost assets, suspending or shelving new mine construction, and initiating severe cost control measures, including sharply reducing exploration expenditures. The lower price environment also led to large write-downs of assets and recent acquisitions by many companies, and resulted in significant reductions to mineable reserves worldwide. Lower prices also resulted in miners selectively mining higher grade portions of a deposit, which may effectively sterilize lower grade portions from ever being mined even with higher prices at a later date.  Reserves are also declining due to mining operations, yet generally speaking these depleted reserves are not being replaced because of reduced exploration efforts over the past several years.

One of the easiest areas to cut costs is by cutting or eliminating exploration and acquisition activity. With the recovery in the precious metals markets and relatively improved financing climate starting in 2016, many large miners returned to exploration after a prolonged reduction in activity. However, in the wake of the difficult operating environment up until mid-2016, most of these companies are still quite risk-averse and as a result, what exploration is taking place is focused near their own mine operations in an attempt to replace depleted reserves, and very little early-stage, regional exploration is being supported. For the same reason, M&A activity has been muted, as a number of miners are still working through acquisitions which were predicated on higher metal prices, while others are fully occupied with balance sheet issues or optimization of their existing mine plans.

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Much of the volatility in precious metals prices is caused by uncertainties regarding economic growth of the major economies and the policy response of central bankers to the economic environment. Geopolitical uncertainty continued in 2017 as the utility of traditional global political and trade alliances has been openly questioned at the highest levels. Currency markets have responded with increased volatility. Given that varying proportions of the costs of production in mining operations are valued in local currencies, whereas the metals themselves are generally sold in U.S. dollars, currency exchange rates can have a significant impact on operating conditions.

These uncertain times have led to some cash-strapped governments seeking or threatening higher tax and royalty policies while others consider lowering them to attract investment. Globalization of trade and markets has been more important to the mineral industry than many other industries, and because of current conditions, these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are prohibited. Indigenous groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive. Many governments are pursuing regulations and taxes on emissions of so called “greenhouse gases” that could raise costs for many industries, including metal mining. As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, particularly among the local community where a project is located. Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur. This is expected to make areas permissive to exploration more attractive and a previously discerned need for new, quality exploration projects based on sound geological work continues.

The world may be slow to find direction within the current climate, and a further deterioration of these conditions remains a serious threat. If such deterioration occurs, and depending on the policy response of domestic governments, lower industrial activity may be the result and this could lower the demand for base metals, although management believes that precious metals will continue to be in demand as a store of value.

The Company plans to continue its work programs on the Ixtaca project with the aim of developing it into one of the more attractive advanced projects in the world in the expectation that the markets for gold and silver projects will improve.

Use of the Terms “Mineral Resources” and “Mineral Reserves”

All capitalized terms used but not defined in this MD&A have the meanings given to them in NI 43-101 and the CIM definitions Standards on Mineral Resources and Reserves (the “CIM Standards”).

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a “Measured” or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

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The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility Studies or Pre-Feasibility Studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A or incorporated by reference herein contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

Mineral Properties

The following is a brief description of the principal mineral property owned by the Company. Additional information can be obtained from Almaden’s website at www.almadenminerals.com and in the PFS, which is available under the Company’s SEDAR profile at www.sedar.com.

Ixtaca (Tuligtic) – Mexico

The Ixtaca project is 100% owned by the Company, subject to a 2% net smelter return (“NSR”) royalty held by Almadex Minerals Limited (“Almadex”).

Location and Ownership

The Ixtaca project lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit, which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold. The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area. Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.

Recent Updates

Pre-Feasibility Study (“PFS”) and Updated Resource Estimate

On May 17, 2017, Almaden filed on SEDAR the PFS, prepared in accordance with NI 43-101, for the Ixtaca project.

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HIGHLIGHTS (base case uses US$1250/oz gold and US$18/oz silver prices):

•	Pre-tax net present value (“NPV”)(5%) of US$484 million and internal rate of return of 54%;

•	After-tax NPV(5%) of US$310 million and internal rate of return of 41%;

•	Initial Capital of US$117 million;

•	After-tax payback of initial capital in 2.2 years;

•	Total life of mine (“LOM”) production of 1.04 million ounces of gold and 70.9 million ounces of silver doré produced on site (2.07 million gold equivalent ounces, or 143 million silver-equivalent ounces at a 69:1 silver to gold ratio);

•	Average annual production over the first 9 years of 88,780 ounces gold and 5.47 million ounces silver (168,100 gold equivalent ounces, or 11.6 million silver equivalent ounces);

•	Operating cost US$706 per gold equivalent ounce, or US$10.20 per silver equivalent ounce;

•	All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport of US$862 per gold equivalent ounce, or US$12.50 per silver equivalent ounce; and

•	Proven and Probable Minerals Reserves of 65 million tonnes averaging 0.62 g/t gold and 37.8 g/t silver (average head grade of 1.16 g/t gold equivalent using a 69:1 silver to gold ratio).

Geology, Mineral Resource Estimate and Mineral Reserve Estimate

The Ixtaca deposit is an epithermal gold-silver deposit, mostly hosted by veins in limestone and shale basement rocks with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. In this PFS the limestone host rock comprised 82% of the metal produced, volcanic 8% and black shale 10% on a gold-equivalent basis using a 69:1 silver to gold ratio.

The mineral resource estimate at the Ixtaca Zone encompasses the Ixtaca Main, North, and Chemalaco Zones. On January 31, 2013, the Company announced a maiden resource on the Ixtaca Zone, which was followed by a resource update on January 22, 2014. Between that time and publication of the PFS, 33,618 metres of drilling were completed in 122 holes. This data was included in the mineral resource estimate dated effective January 17, 2017 (the “Mineral Resource Estimate”), which is included in the PFS. The Mineral Resource Estimate was prepared in accordance with NI 43-101 by Gary Giroux, P.Eng., a Qualified Person under the meaning of NI 43-101, and is summarised in Table 1 below.. A total of 472 drill holes intersected the mineralized solids and were used to make the resource estimate. Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 6 meters in dimension by ordinary kriging. Specific gravities were determined for each domain from drill core. Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

The Base Case uses a 0.3g/t gold equivalent (“AuEq”) Cut-off, with 0.5, 0.7 and 1.0 g/t results included. The AuEq calculation is based upon average prices of US$1250/oz gold and US$18/oz silver.

Table 1- Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.3 g/t AuEq Cut-Off highlighted from the mineral resource estimate having an effective date of January 17, 2017, as included in the PFS. Also shown are the 0.5, 0.7 and 1.0 g/t AuEq cut-off results. AuEq calculation based average prices of $1250/oz gold and $18/oz silver.

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MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	42,450,000	0.57	35.74	1.09	779	48,780	1,482
0.50	30,940,000	0.71	44.39	1.34	701	44,160	1,337
0.70	23,310,000	0.83	52.47	1.59	625	39,320	1,192
1.00	16,430,000	1.01	62.28	1.91	533	32,900	1,006

INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	83,370,000	0.45	22.54	0.77	1,195	60,410	2,064
0.50	50,220,000	0.60	29.56	1.02	964	47,730	1,650
0.70	32,280,000	0.75	35.72	1.26	776	37,070	1,311

INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	47,050,000	0.30	19.15	0.58	457	28,970	874
0.50	19,860,000	0.45	27.31	0.85	288	17,440	540
0.70	10,260,000	0.61	32.98	1.09	202	10,880	359
1.00	4,430,000	0.88	38.50	1.43	125	5,480	204

•	This Mineral Resource Estimate was prepared by Gary Giroux, P.Eng. in accordance with NI 43-101, with an effective date of January 17, 2017.

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal or other relevant issues. The Mineral Resources have been classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves in effect as of the date of this news release.

•	All figures were rounded to reflect the relative accuracy of the estimates.

•	Metal assays were capped where appropriate.

A mining design, cost model and production schedule have been developed for the Ixtaca Zone, focused on the near surface high grade limestone hosted portions of the Ixtaca Zone deposit. The mine schedule includes an open pit mining operation with a process plant to produce gold and silver dore. The plant will operate initially at an average plant throughput of 7,650 tonnes per day (tpd) and expanding to 15,300 tpd by Year 5. The process plant is designed to be the Rock Creek Mill relocated to the property and includes conventional crushing, grinding, gravity, floation, and concentrate leaching using carbon in pulp (“CIP”). In the PFS, the limestone host rock comprised 82% of the metal produced, volcanic 8% and black shale 10% on a gold-equivalent basis using a 69:1 silver to gold ratio.

Mining is expected to utilize a contractor owned and operated fleet. A series of pit optimizations have been completed using the resource block model, applying a range of metal prices and recoveries, estimated costs for mining, processing, and pit slopes. The operational pits are designed based on the optimized shell, and the potentially mineable portion of the resource is estimated within those pits. The ultimate pit contains a total of 65.1 million tonnes of mill feed at strip ratio of 5.01:1. The mill feed tonnages include a mining loss dilution. Mineral Reserves are shown in the below table assuming an NSR cut-off grade of $15.40/t and are stated as Run of Mine (“ROM”) which represents tonnes of ore delivered to the mill. Mining recovery is 95% for all rock-types. All Inferred Resource class material is treated as waste in calculating economic pit limits and in subsequent reserves reporting, scheduling and economics. The total mineable reserves from the PFS are given below:

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The PFS describes the Mineral Reserve estimation methodology, and summarizes the key assumptions used and to which the mineral reserve estimate, having an effective date of March 30, 2017 (the “Mineral Reserve Estimate”), is subject. The Qualified Person responsible for the Mineral Reserve Estimate is Jesse Aarsen, P.Eng., of Moose Mountain Technical Services.

Recovered In-pit Resources and Diluted Grade
	Run of Mine Tonnes	Diluted Average Grades		Contained Metal
	(millions)	Au (g/t)	Ag (g/t)	Au – ‘000 ozs	Ag – ‘000 ozs
Proven	28.4	0.68	45.0	623	41,032
Probable	36.8	0.57	32.0	669	37,793
TOTAL	65.1	0.62	37.7	1,292	78,825

Notes:

1.	Mineral Reserves have an effective date of March 30, 2017. All Mineral Reserves are Proven and Probable, and are not in addition to Mineral Resources, but are a subset thereof. All Mineral Reserves account for mining loss and dilution.
2.	Reserves are converted from resources through the process of pit optimization, pit design, production schedule and supported by a positive cash flow model.
3.	Reserves are based on a gold price of US$1,250/oz and silver price of US$18.00, and an exchange rate of US$1.00 to MXP20.00.
4.	Associated metallurgical recoveries of gold and silver, respectively, have been estimated at 90% and 90% for limestone, 50% and 90% for volcanic, and 50% and 90% for black shale.

Estimated mining inventory is comprised of 326 million tonnes of rock and 65 million tonnes of mill feed with an average mill feed grade of 0.62 grams per tonne gold and 37.7 grams per tonne silver. A total of 1.04 million ounces of gold and 70.9 million ounces of silver would be produced over the 14 year mine life.

The ultimate open pit is separated into seven mining phases. The mine plan consists of one year of pre-stripping (prior to ore processing start-up), and fourteen years of open pit mining. Stockpile reclaim will be fed to the processing facility throughout the mine life. All open pit ore and reclaimed stockpile material will be fed to a primary crusher near the pit rim and transported to the processing facility on an overland conveyor.

Processing will use the Rock Creek Mill, which was optioned by the Company in October 2015. The plant will operate initially at an average throughput of 7,650 tpd and expanding to 15,300 tpd by year 5, producing gold and silver doré on site. The process plant includes the following key design criteria:

•	Three-stage crushing followed by grinding to P80 passing 75 microns;

•	Gravity concentration with intensive leaching of gravity concentrate;

•	Flotation of gravity concentration tails;

•	Carbon-in-Pulp (CIP) to recover gold and silver from flotation concentrate and gravity leach tails;

•	An elution circuit to strip loaded carbon, electrowinning and smelting to produce a precious metal doré;

•	Cyanide destruction; and

•	Final tailings are thickened, then delivered to the tailings management facility.

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The following table summarizes the production and processing parameters:

Projected Production and Processing Summary
Ore Reserves	65 million tonnes
Average Processing Rate	7,650 tpd Year 1 to 4, 15,300 tpd Year 5 onwards
Life of Mine (LOM) Strip Ratio	5 : 1

	Gold	Silver
Average Mill Feed Grade	0.62 g/t	37.7 g/t
Average Process Recoveries	81%	90%
Average Annual Production LOM (ounces)	78,100	5,290,000
Total Production (ounces)	1,043,000	70,932,000

The total estimated initial capital cost is US$116.9 million. Sustaining capital is estimated at US$119.7 million over the LOM. The estimated capital and operating costs estimates have a level of accuracy of +/-20% within the PFS.

The initial capital costs are summarized below:

Projected Initial Capital Costs (USD million)
Base Case
Mining	$12.1
Process	$35.6
Tailings Management Facility (TMF)	$11.7
Water Management	$5.4
Onsite Infrastructure	$7.6
Offsite Infrastructure	$7.8
Environmental	$1.8
Indirects, EPCM, Contingency and Owner’s Costs	$34.9
Total	$116.9

* Numbers may not add due to rounding

The sustaining capital includes expansion capital of US$72 million which would be funded from cash flow. The expansion capital costs are summarized in the following table:

Expansion Capital Costs (US$ millions)

Mining	$1.3
Process	$35.4
Infrastructure	$12.2
TMF and Water Management	$3.4
Indirects, EPCM, Contingency and Owner’s Costs	$19.7
Total	$72.1

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The total LOM operating costs are US$22.5/tonne mill feed. This estimate includes contractor mining, processing, general & administrative, general mine expense, re-handle, reclamation, Tailings Management Facility and water management operating costs during the period of operations. Initial capital costs are not included in the LOM operating costs. The LOM average costs are summarized below:

Summary of Average LOM Operating Costs (US$/tonne mill feed)
	Base Case
Mining costs	$1.70	$/tonne mined

Mining costs	$10.0	$/tonne milled
Processing	$11.6	$/tonne milled
G&A	$0.8	$/tonne milled
Total	$22.5	$/tonne milled

* Numbers may not add due to rounding

The PFS project economics are based on a gold price of US$1250/oz and silver price of US$18/oz. Project revenue is split between gold and silver with 51% of the revenue from gold and 49% from silver. The after-tax economic analysis includes a corporate tax rate of 30% as well as two new Mexican mining duties of a 7.5% special mining duty and a 0.5% extraordinary mining duty. All in unit sustaining costs are summarized below:

Summary All-in sustaining cost (exclusive of initial capital)
	Total US$ million	US$/ Oz AuEq	US$/ Oz AgEq
Cash operating Cost	1,463	706	10.2
Sustaining Capital Cost	119	58	0.8
Almadex Royalty	50	24	0.4
Mexican royalty taxes	74	36	0.5
Refining + Transport	79	38	0.6
Total	1,785	862	12.5

A summary of financial outcomes comparing base case metal prices to two alternative metal price situations is presented below. The PFS base case prices are derived from a combination of spot prices and current common peer usage, while the alternate cases consider the project’s economic outcomes at varying prices witnessed at some point over the three years prior to the date of the PFS.

Summary of Economic Results and Sensitivities to Metals Price (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price (US$/oz)	$1150		$1250		$1350
Silver Price (US$/oz)	$15		$18		$21
NPV (5% discount rate)	$275	$175	$484	$310	$693	$443
Internal Rate of Return (%)	38%	28%	54%	41%	70%	52%
Payback (years)	2.4	2.6	2.0	2.2	1.6	1.9

The operating costs (“Opex”) are projected to be US$22.5 per tonne milled. The following table shows the sensitivity of project economics to a 10% change in the operating costs, assuming base case metals prices:

Summary of Economic Results and Sensitivities to Operating Costs (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Opex (US$/t milled)	-10%		$22.5/t		+10%
NPV (5% discount rate)	$581	$372	$484	$310	$386	$248
Internal Rate of Return (%)	61%	46%	54%	41%	48%	35%
Payback (years)	1.9	2.1	2.0	2.2	2.1	2.3

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The initial capital cost is estimated to be US$116.9 million. The following table shows the sensitivity of project economics to a 10% change in the initial capital costs, assuming base case metals prices:

Summary of Economic Results and Sensitivities to Capital Cost (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Initial Capital (US$m)	-10%		116.9		+10%
NPV (5% discount rate)	$495	$318	$484	$310	$473	$302
Internal Rate of Return (%)	60%	45%	54%	41%	50%	37%
Payback (years)	1.9	2.1	2.0	2.2	2.1	2.3

The Ixtaca Project is also sensitive to the exchange rate between U.S. dollars and Mexican Pesos (“MXN”). The PFS assumes an exchange rate of 20 MXN per U.S. dollar, and the following table shows the sensitivity of project economics to different exchange rates assuming base case metals prices:

Summary of Economic Results and Sensitivities to Exchange Rate (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Exchange Rate (MXN:USD)	18		20		22
NPV (5% discount rate)	$380	$243	$484	$310	$569	$364
Internal Rate of Return (%)	47%	35%	54%	41%	60%	45%
Payback (years)	2.1	2.3	2.0	2.2	1.9	2.1

Almaden has secured, through purchase agreements from numerous independent owners, approximately 1,018 hectares, which represents the majority of land required for the proposed production plan. This was completed through friendly land purchase agreements with locals, considering fair market value. There are no communities that require relocation as part of the project development. Mineral claim owners have the right to obtain temporary occupancy, or creation of land easements required to carry out exploration and mining operations, under Mexican federal mining law.

Sample Preparation, Analyses and Security

All strongly altered or epithermal-mineralized intervals of core have been sampled. Almaden employs a maximum sample length of 2 to 3m in unmineralized lithologies, and a maximum sample length of 1m in mineralized lithologies. During the years 2010 and 2011, Almaden employed a minimum sample length of 20cm. The minimum sample length was increased to 50cm from 2012 onwards to ensure the availability of sufficient material for replicate analysis. Drill core is half-sawn using industry standard diamond core saws. After cutting, half the core is placed in a new plastic sample bag and half are placed back in the core box. Sample numbers are written on the outside of the sample bags and a numbered tag placed inside the bag. Sample bags are sealed using a plastic cable tie. Sample numbers are checked against the numbers on the core box and the sample book.

ALS Minerals (“ALS”) sends its own trucks to the Ixtaca project to take custody of the samples at the Santa Maria core facility and transports them to its sample preparation facility in Guadalajara or Zacatecas, Mexico. Prepared sample pulps are then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory, which is ISO/IEC 17025:2017 and ISO 9001: 2015 certified, for analysis.

Drill core samples have been subject to gold determination via a 50 gram (g) Atomic Absorption (AA) finish Fire Assay (FA) fusion with a lower detection limit of 0.005ppm Au (5ppb) and upper limit of 10ppm Au (ALS method Au-AA24). Over limit gold values (>10ppm Au) are subject to gravimetric analysis (ALS method Au-GRA22). Silver, base metal and pathfinder elements for drill core samples are analyzed by ICP-AES, with a 4-acid digestion, a lower detection limit of 0.5ppm Ag and upper detection limit of 100ppm Ag (ALS method ME-ICP61). Over limit silver values (>100ppm Ag) are subject to 4-acid digestion ICP-AES analysis with an upper limit of 1,500ppm Ag (ALS method ME-OG62). Ultra-high grade silver values (>1,500ppm Ag) are subject to gravimetric analysis with an upper detection limit of 10,000ppm Ag (Ag-GRA22).

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Quality Assurance/Quality Control (QA/QC)

For the Tuligtic rock grab sample and soil geochemical programs, the Company utilizes external quality assurance and quality control (“QA/QC”) measures employed by ALS. QA/QC measures at ALS include routine screen tests to verify crushing efficiency, sample preparation duplicates (every 50 samples), and analytical quality controls (blanks, standards, and duplicates). QC samples are inserted with each analytical run, with the minimum number of QC samples dependent on the rack size specific to the chosen analytical method. Results for quality control samples that fall beyond the established limits are automatically red-flagged for serious failures and yellow-flagged for borderline results. Every batch of samples is subject to a dual approval and review process, both by the individual analyst and the Department Manager, before final approval and certification.

Drill core samples are subject to Almaden’s internal QA/QC program, that includes the insertion of analytical standard, blank and duplicate samples into the sample stream. A total of 15 QA/QC samples are present in every 100 samples sent to the laboratory.

QA/QC sample results are reviewed following receipt of each analytical batch. QA/QC samples falling outside established limits are flagged and subject to review and possibly re-analysis, along with the 10 preceding and succeeding samples. Where the re-analyses fall within acceptable QA/QC limits the values are added to the drill core assay database.

Current Work

Since the completion of the PFS, work on the Ixtaca project has focused on collecting the data necessary for completion of a full Feasibility Study, which is expected to be completed during 2018. Various feasibility-related programs are currently underway, including:

•	Feasibility-level engineering design;
•	Additional geotechnical evaluations in areas of infrastructure and pit slope;
•	Continued monitoring of water quality and flow; and
•	Metallurgical test work to further refine the process flowsheet.

The Company has completed the required studies and prepared the initial draft Environmental Impact Assessment (“EIA”), which has been submitted to a third-party for review before the final document is submitted.

As further described above, a Social Impact Assessment of the Ixtaca project has been completed by a Mexico City based consulting group, which concluded that Almaden has consulted widely with the Focus Area communities, the project was well understood, and the SIA was successful in providing people with an opportunity to clearly express their views on the impacts of the project development.

Exploration drilling has continued both within the PFS pit area and in zones outside the PFS pit and resource area, with the focus of the drilling to add additional resources which could potentially be mined either by open pit or underground methods for inclusion in future engineering studies. Recent holes have intersected significant mineralisation and veining inside the PFS pit, including within material that had been previously designated as waste material in the PFS. Other holes have expanded the Main Ixtaca Zone to depth and intersected mineralization immediately outside the PFS pit.

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Results of this drilling included:

Hole TU-17-532 SECTION 50025 NORTH Az. 070, Dip -80 (BENEATH PFS PIT)

101.45 meters @ 1.94 g/t Au and 12.7 g/t Ag

Including 46.20 meters @ 3.87 g/t Au and 15.1 g/t Ag

And 28.95 meters @ 5.61 g/t Au and 19.7 g/t Ag

And 13.10 meters @ 9.35 g/t Au and 25.5 g/t Ag

Hole GMET-17-13 SECTION 49950 NORTH Az. 070, Dip -35 (WITHIN PFS PIT)

53.90 meters @ 0.48 g/t Au and 37.8 g/t Ag

Including 7.00 meters @ 1.11 g/t Au and 95.3 g/t Ag

Hole GMET-17-14 SECTION 49950 NORTH Az. 070, Dip -60 (WITHIN AND BENEATH PFS PIT)

24.00 meters @ 1.90 g/t Au and 16.3 g/t Ag

Including 12.00m @ 3.66 g/t Au and 26.6 g/t Ag

And 5.00 m @ 7.91 g/t Au and 33.8 g/t Ag

57.55 meters @ 1.29 g/t Au and 23.5 g/t Ag

Including 3.00 meters @ 16.87 g/t Au and 37.7 g/t

Beyond the Ixtaca deposit, other exploration targets exist on the Tuligtic property. The Tuligtic claim covers an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

Several recent holes have been drilled in the Tano Zone, which is located about 1.2 kilometers southwest along strike from the Main Ixtaca Zone and the PFS pit. The Tano zone covers an area of exposed volcanic and breccia hosted alteration and elevated gold in soil samples.

Hole TU-17-530 Az. 270, Dip -50

46.00 meters @ 0.57 g/t Au and 2.2 g/t Ag

Including 26.00 meters @ 0.71 g/t Au and 2.3 g/t Ag

And 6.00 meters @ 1.06 g/t Au and 2.3 g/t Ag

Hole TU-17-531 Az. 000, Dip -50

10.00 meters @ 2.11 g/t Au and 1.6 g/t Ag

Including 6.00 meters @ 3.38 g/t Au and 2.0 g/t Ag

And 2.00 meters @ 8.17 g/t Au and 3.8 g/t Ag

Hole TU-17-533 Az. 185, Dip -55

10.50 meters @ 0.83 g/t Au and 2.4 g/t Ag

Including 3.00m @ 1.26 g/t Au and 1.5 g/t Ag

There is no drilling between these holes and the PFS pit area, along the 060 Azimuth trend of the Main Ixtaca Zone, and this gap is considered highly prospective. Further drilling in the Tano Zone area is currently underway.

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Enhancement Opportunities

Following review of the Mineral Resource Estimate and the PFS, Almaden intends to explore the possibility of further project enhancements in the following areas:

•	Almaden will be conducting further drilling in areas internal to and within close proximity of the Ixtaca PFS pit. The focus of drilling will be to add additional resources which could be mined either by open pit or underground methods for inclusion in future engineering studies.

•	The key limestone unit accounts for 99% of total gold equivalent ounces in the first 3 years of production and 82% of total gold equivalent ounces produced over the life of mine. Metallurgical recoveries on the key limestone unit are indicated to be 90% for gold and 90% for silver. Metal recoveries within the black shale unit, which currently accounts for approximately 10% of total gold equivalent ounces produced in this PFS, are indicated to be 50% for gold and 90% for silver based on preliminary testing. The black shale unit will be a focus of future work as a number of potential avenues to improve gold recovery have not yet been explored.

Qualified Persons

The following companies have undertaken work in preparation of the PFS:

•	APEX Geoscience Ltd. (Exploration and Drill data QA/QC)

•	Giroux Consultants Ltd. (Mineral Resource Estimation)

•	Moose Mountain Technical Services (“MMTS”) (Overall Report Preparation, Mine Plan, Mineral Reserve, Mineral Processing, Infrastructure, and Financial Model)

•	Knight Piésold Ltd. (“KP”) (Geotechnical, Environmental, Rock and Tailings Management)

The independent qualified persons responsible for preparing the Ixtaca PFS are; Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS, Ken Embree, P.Eng. of KP, Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company and are Qualified Persons as defined by NI 43-101.

MMTS is an association of Geologists, Engineers and Technicians providing experienced knowledge in Geology, Mine Engineering, and Metallurgical Services and Support to the mining industry for over 15 years. Through their network of associates they provide an integrated team of experts and QP’s. Services range from early grassroots exploration and development, block model builds, resource and reserve estimates, advanced planning and studies for mine proposals (including operational support), process design and permitting process guidance and support. MMTS has experience working on gold, silver, copper, molybdenum, coal, uranium, rare earths, industrial minerals, and tungsten deposits throughout North and South America and around the world. A list of specific projects worked on by MMTS can be found at www.moosemmc.com.

KP is an international consulting firm and recognized leader in providing engineering and environmental services. KP’s expertise has been applied to hundreds of surface and underground mining projects in all stages of development and a broad range of environmental settings. KP provides industry leading services in water and waste management, tailings disposal, heap leach pads, rock mechanics and environmental services, and has been recognized for innovative services that meet high standards of reliability, security and cost effectiveness.

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Exploration Opportunities

The Ixtaca deposit is one of several exploration targets on the wholly owned Tuligtic property. The Tuligtic claim covers an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in the PFS.

Outlook

Almaden has sufficient cash on hand to conduct its anticipated work program for the next fiscal year at Ixtaca. Advanced engineering studies related to the Feasibility Study will continue to be the emphasis of this year’s work program, as well as preparations necessary to advance permitting activities for the Ixtaca project, which includes the filing of the Environmental Impact Assessment. The Company will also continue the exploration drill program to test for additional high grade vein structures immediately adjacent to known mineralisation within and around the PFS pit.

RISKS AND UNCERTAINTIES

Below are some of the risks and uncertainties that the Company faces. For a full list of risk factors, please refer to the Company’s Form 20-F for the year ended December 31, 2017, as filed on SEDAR on March 28, 2018, under the heading “Annual Information Form”.

Industry

The Company is engaged in the exploration and development of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered, developed and economically produced. Few exploration projects result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners or to finance development of its projects. The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of resources and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of resources recovered and rates of production will not be less than anticipated in the PFS, the Mineral Resource Estimate, the Mineral Reserve Estimate, or otherwise.

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The prices of gold, silver and other metals

The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its production thus being more dependent on demand for the main mine product than supply and demand for silver. The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. Additional capital would be required to continue with advancement and development of its properties. The sources of funds currently available to the Company are equity capital or the offering of an interest in its projects to another party. The Company believes it currently has sufficient financial resources to undertake all of its currently planned programs.

Exchange rates fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows. The exchange rates have varied substantially over time. Most of the Company’s expenses in Mexico are denominated in U.S. Dollars and Mexican Pesos. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and Canada.

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Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. Likewise, any debt, royalty, or streaming transaction would result in dilution, possibly substantial, to existing shareholders’ exposure to the potential cash flows generated from the Company’s projects.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At March 28, 2018, there were 9,590,000 stock options and 8,132,262 warrants (including 329,117 finders’ warrants) outstanding. Directors and officers hold 8,112,000 of the options and 1,478,000 are held by employees and consultants of the Company. Directors and officers hold 50,000 of the warrants.

Trading volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining companies with operations similar to Almaden. Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists. Common indications of impairment, which is often subjective, include but are not limited to, that the right to explore the assets has expired or will soon expire and is not expected to be renewed, that substantive expenditure of further exploration is not planned, or that results are not compelling enough to warrant further exploration by the Company. At December 31, 2017, the Company concluded that no impairment indicators existed with respect to its exploration and evaluation assets and no impairment of exploration and evaluation assets was recognized.

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SELECTED ANNUAL FINANCIAL INFORMATION

The following table summarizes selected consolidated financial information for the Company’s three most recently completed financial years. All amounts shown are stated in Canadian dollars, the Company’s functional and reporting currency, in accordance with IFRS:

	Year ended December 31, 2017 ($)	Year ended December 31, 2016 ($)	Year ended December 31, 2015 ($)
Revenue	Nil	Nil	Nil
Other income (loss)	468,448	443,560	2,710,588
Net loss and comprehensive loss	(5,231,295)	(4,023,504)	(1,477,977)
Basic & diluted net loss per share	(0.05)	(0.05)	(0.02)
Working capital	16,065,496	9,293,081	5,808,473
Total assets	66,803,196	47,513,895	38,215,348
Total long-term liabilities	1,434,882	1,434,882	1,434,882
Cash dividends declared – per share	Nil	Nil	Nil

SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company’s eight most recently completed fiscal quarters, stated in Canadian dollars in accordance with IFRS:

	Quarter Ended Dec 31, 2017 ($)	Quarter Ended Sep 30, 2017 ($)	Quarter Ended Jun 30, 2017 ($)	Quarter Ended Mar 31, 2017 ($)
Revenue	Nil	Nil	Nil	Nil
Other income	226,382	63,460	46,335	132,271
Comprehensive loss	(1,450,011)	(1,460,764)	(820,337)	(1,500,183)
Basic & diluted net income (loss) per share	(0.01)	(0.01)	(0.01)	(0.02)
Working capital	16,065,496	16,846,947	19,961,080	10,759,692
Total assets	66,803,196	65,633,341	66,048,790	50,755,745
Total long term liabilities	1,434,882	1,434,882	1,434,882	1,434,882
Cash dividends declared	Nil	Nil	Nil	Nil

	Quarter Ended Dec 31, 2016 ($)	Quarter Ended Sep 30, 2016 ($)	Quarter Ended Jun 30, 2016 ($)	Quarter Ended Mar 31, 2016 ($)
Revenue	Nil	Nil	Nil	Nil
Other income	243,582	119,683	79,262	1,033
Comprehensive loss	(705,152)	(914,398)	(1,685,109)	(718,845)
Basic & diluted net income (loss) per share	(0.01)	(0.01)	(0.02)	(0.01)
Working capital	9,293,081	12,447,072	7,327,858	4,041,690
Total assets	47,513,895	47,660,917	40,829,627	37,364,168
Total long term liabilities	1,434,882	1,434,882	1,434,882	1,434,882
Cash dividends declared	Nil	Nil	Nil	Nil

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RESULTS OF OPERATIONS

Three months ended December 31, 2017 compared to the three months ended December 31, 2016

For the three months ended December 31, 2017, the Company recorded a comprehensive loss of $1,450,011, or $0.01 per share, compared to a comprehensive loss of $705,152, or $0.01 per share, for the three months ended December 31, 2016. The increase in comprehensive loss of $744,859 was primarily a result of a $666,400 increase in share-based payments due to stock option grants during the three months ended December 31, 2017.

Because the Company is an exploration company, it has no revenue from mining operations. Other income of $226,382 (2016 - $243,582) during the quarter ended December 31, 2017 consisted primarily of interest income and income from administrative services fees earned from Almadex. Interest and other income of $241,205 (2016 – $217,947) was partially offset by foreign exchange loss of $14,823 (2016 – foreign exchange income of $25,635).

Operating expenses were $1,676,393 during the three months ended December 31, 2017 (December 31, 2016 - $948,734). Certain operating expenses were reported on a gross basis and recovered through interest and other income at approximately 30% from the administrative services agreement with Almadex. The increase in operating expenses of $727,659 is mainly the result of an increase in share-based payments from stock option grants and salaries and benefits. Other operating expenses which have increased include stock exchange fees, travel and promotions and rent as part of normal course operations of a public company.

Year ended December 31, 2017 compared to the year ended December 31, 2016

For the year ended December 31, 2017, the Company recorded a comprehensive loss of $5,231,295, or $0.05 per share, compared to a comprehensive loss of $4,023,504 or $0.05 per share for the year ended December 31, 2016. The increase in net loss of $1,207,791 was primarily a result of an increase in share-based payments due to stock option grants, salaries and benefits, and professional fees.

Because the Company is an exploration company, it has no revenue from mining operations. Other income of $468,448 (2016 - $443,560) during the year ended December 31, 2017 consisted primarily of interest income and other income from administrative services fees earned from Almadex partially offset by foreign exchange loss.

Operating expenses were $5,699,743 during the year ended December 31, 2017 (December 31, 2016 - $4,467,064). Certain operating expenses were reported on a gross basis and recovered through interest and other income at approximately 30% from the administrative services agreement with Almadex. The increase in operating expenses of $1,232,679 is mainly the result of increased professional fees related to corporate legal services performed in Mexico. Salaries and benefits, stock exchange fees, and directors’ fees increased compared to 2016 as a result of the normal course of operating a public company. Share-based payments increased by $824,060 due to stock option grants during the period.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2017, the Company had working capital of $16,065,496, including cash and cash equivalents of $16,334,534, compared to working capital of $9,293,081, including cash and cash equivalents of $9,770,006, at December 31, 2016. The increase in working capital of $6,772,415 is mainly due to an increase in cash flow from financing raised through a bought deal private placement in June 2017 pursuant to which the Company raised aggregate proceeds of $17.2 million.

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The Company has a deferred income tax liability in the amount of $1,434,882. The deferred income tax liability relates to the Mexican income tax and Special Mining Duty associated with the Ixtaca project.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year. On February 7, 2017, the Company closed a non-brokered private placement for gross proceeds of $3,401,199 and on June 1, 2017, the Company closed a bought deal private placement for gross proceeds of $17,251,150. As a result of both financings, management has demonstrated a proven track record to be able to raise money even in a very challenging financial marketplace.

Three months ended December 31, 2017

Net cash used in operating activities during the three months ended December 31, 2017 was $752,087 (2016 - $375,324), after adjusting for non-cash activities.

Net cash used in investing activities during the three months ended December 31, 2017 was $1,831,660 (2016 - $2,403,613). Significant items included expenditures on exploration and evaluation assets of $1,807,115 (2016 - $2,395,021).

Net cash from financing activities during the three months ended December 31, 2017 was $1,758,682 (2016 – $14,800) as a result of warrants exercised for gross proceeds of $1,761,667.

Year ended December 31, 2017

Net cash used in operating activities during the year ended December 31, 2017 was $2,674,767 (2016 - $2,321,136), after adjusting for non-cash activities.

Net cash used in investing activities during the year ended December 31, 2017 was $12,808,053 (2016 - $5,524,623). Significant items included expenditures on exploration and evaluation assets of $8,860,153 (2016 - $5,177,485) and a deposit on mill equipment of $3,642,826 (2016 - $324,600).

Net cash from financing activities during the year December 31, 2017 was $22,047,348 (2016 - $11,392,987) as a result of completion of a non-brokered private placement that closed on February 7, 2017 and a bought deal private placement that closed on June 1, 2017, and the exercise of outstanding stock options and warrants, net of share issue costs. See “Disclosure of Outstanding Share Data – Share Issuances during Fiscal 2017”.

Management estimates that the current cash position and potential future cash flows from in the money stock options and warrants will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As of date of this MD&A, there were 102,199,625 common shares issued and outstanding and 119,921,887 common shares outstanding on a diluted basis. The Company had the following common shares outstanding as at the dates indicated:

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2016	86,165,443	$95,290,220
December 31, 2017	102,199,625	$118,054,463
March 28, 2018	102,199,625	$118,054,463

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Share Issuances during Fiscal 2017

During the year ended December 31, 2017, the Company received $1,986,667 and $43,205, respectively, from the exercise of 1,986,667 and 30,472 outstanding warrants and finder’s warrants, respectively.

During the year ended December 31, 2017, the Company received $1,105,290 from the exercise of 1,107,000 outstanding stock options.

On June 1, 2017, the Company closed a bought deal private placement pursuant to which it issued 9,857,800 units at a price of $1.75 per unit for gross proceeds of $17,251,150. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.45 per share until June 1, 2020. Share issuance costs included a finder’s fee of $1,035,069, paid in cash, and the issuance of finders’ warrants to purchase up to 295,734 common shares at a price of $2.00 per common share until June 1, 2019. The fair value of the finders’ warrants was $171,526. In connection with the private placement, the Company also incurred $296,823 in other cash share issuance costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On February 7, 2017, the Company closed a non-brokered private placement pursuant to which it issued 2,519,407 units at a price of $1.35 per unit for gross proceeds of $3,401,199. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until August 7, 2019. Share issuance costs included a finder’s fee of $88,631, paid in cash, and the issuance of finders’ warrants to purchase up to 17,911 common shares at a price of $1.35 per common share until August 7, 2019. The fair value of the finders’ warrants was $9,165. In connection with the private placement, the Company also incurred $116,408 in other cash share issuance costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

Warrants

The following table summarizes information about warrants of the Company outstanding at March 28, 2018:

	Exercise	Dec 31,				March 28,
Expiry date	price	2017	Issued		Exercised	Expired
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	22,972	-	-	-	22,972
June 1, 2019	$2.00	295,734	-	-	-	295,734
August 7, 2019	$2.00	1,259,704	-	-	-	1,259,704
August 7, 2019	$1.35	10,411	-	-	-	10,411
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
Warrants outstanding and exercisable		8,132,262	-	-	-	8,132,262
Weighted average exercise price		$2.27	-	-	-	$2.27

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The table in Note 12(c) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2017 summarizes information about warrants outstanding as at December 31, 2017.

Stock Options

The Company grants directors, officers, employees and contractors options to purchase common shares under its stock option plan. This plan and its terms, as well as options outstanding as at December 31, 2017, are detailed in Note 12(d) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2017.

During the year ended December 31, 2017 and to the date of this MD&A, the Company granted the following stock options:

Number of Stock Options Granted	Price Per Share	Expiry Date
1,427,000	$1.34	July 2, 2019
207,000	$1.35	March 17, 2019
175,000	$1.99	May 4, 2019
75,000	$1.84	May 19, 2019
75,000	$1.89	June 12, 2019
1,160,000	$1.40	September 19, 2019
500,000	$1.53	April 30, 2020
100,000	$1.14	April 30, 2020
1,195,000	$1.25	September 30, 2020
300,000	$1.11	February 7, 2021

The following table summarizes information about stock options outstanding at March 28, 2018.

Expiry date	Exercise price	Dec 31, 2017	Granted	Exercised	Expired	March 28, 2018
April 4, 2018	$1.74	90,000	-	-	-	90,000
May 6, 2018	$1.41	100,000	-	-	-	100,000
June 8, 2018	$1.44	1,915,000	-	-	-	1,915,000
June 18, 2018	$1.46	250,000	-	-	-	250,000
June 29, 2018	$1.71	15,000	-	-	-	15,000
August 9, 2018	$1.91	491,000	-	-	-	491,000
September 15, 2018	$1.85	170,000	-	-	-	170,000
December 11, 2018	$0.72	590,000	-		-	590,000
December 11, 2018	$1.68	150,000	-	-	-	150,000
December 11, 2018	$1.80	20,000	-	-	-	20,000
January 2, 2019	$1.04	375,000	-	-	-	375,000
March 17, 2019	$1.35	207,000	-	-	-	207,000
May 4, 2019	$1.99	175,000	-	-	-	175,000
May 19, 2019	$1.84	75,000	-	-	-	75,000
June 12, 2019	$1.89	75,000	-	-	-	75,000
July 2, 2019	$1.32	150,000	-	-	-	150,000
July 2, 2019	$1.19	60,000	-	-	-	60,000
July 2, 2019	$1.34	1,427,000	-	-	-	1,427,000
September 19, 2019	$1.40	1,160,000	-	-	-	1,160,000
April 30, 2020	$1.53	500,000	-	-	-	500,000
April 30, 2020	$1.14	100,000	-	-	-	100,000
September 30, 2020	$1.25	1,195,000	-	-	-	1,195,000
February 7, 2021	$1.11	-	300,000	-	-	300,000
Options outstanding and exercisable		9,290,000	300,000	-	-	9,590,000
Weighted average
exercise price		$1.39	$1.11	-	-	$1.38

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ENVIRONMENTAL PROVISIONS AND POTENTIAL ENVIRONMENTAL CONTINGENCY

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL COMMITMENTS

The Company has entered into a new operating lease for office premises effective April 1, 2017 through March 31, 2022. As at December 31, 2017, the remaining payments for executive contracts and the operating lease are due as follows:

	2018	2019	2020	2021	2022	Total

Office lease	$148,410	$150,884	$154,182	$155,006	$38,752	$647,234
Executive contracts	575,000	240,000	240,000	240,000	-	1,295,000
Total	$723,410	$390,884	$394,182	$395,006	$38,752	$1,942,234

TRANSACTIONS WITH RELATED PARTIES

(a)    Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services (after recovery from Almadex effective as of August 1, 2015 as further described in Note 13(b) to the Company’s audited consolidated financial statements for the year ended December 31, 2017) was as follows:

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Year ended December 31, 2017	Fees	Share-based Payments	Total

Chairman	$168,000	$397,200	$565,200
President & CEO	298,900	739,200	1,038,100
CFO	178,062	164,450	342,512
VP Corporate Development	168,438	155,000	323,438
Directors	70,000	760,320	830,320
	$883,400	$2,216,170	$3,099,570

Year ended December 31, 2016	Fees	Share-based Payments	Total

Chairman	$168,000	$345,000	$513,000
President & CEO	278,250	434,000	712,250
CFO	168,350	93,000	261,350
VP Corporate Development	140,875	97,900	238,775
Directors	41,000	567,160	608,160
	$796,475	$1,537,060	$2,333,535

Year ended December 31, 2015	Fees	Share-based Payments	Total

Chairman(1)	$193,333	$144,500	$337,833
President & CEO	231,875	281,250	513,125
CFO	161,875	31,700	193,575
VP Corporate Development	153,125	28,700	181,825
Directors	48,000	239,015	287,015
	$788,208	$725,165	$1,513,373

(1)	For the year ended December 31, 2015, Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $193,333 for geological services provided to the Company, which was recorded in general exploration expenses. The services agreement with Hawk Mountain was terminated effective December 31, 2015. Effective January 1, 2016, the Company entered into an employment contract with the Chairman directly.

(b)	Almadex Minerals Limited

Effective August 1, 2015, approximately 30% of administrative expenses was recovered from Almadex pursuant to an administrative services agreement between the Company and Almadex.

During the year ended December 31, 2017, the Company received $499,798 (2016 - $464,498; 2015 - $181,405) from Almadex for administrative services fees included in other income.

At December 31, 2017, the Company accrued $153,038 (2016 - $63,429) payable to Almadex for drilling equipment rental services in Mexico.

At December 31, 2017, included in accounts receivable was $195,551 (2016 - $149,429) due from Almadex in relation to administrative expense recoveries.

(c)	Other related party transactions

During the year ended December 31, 2017, the Company paid a company controlled by a director of the Company $Nil (2016 - $Nil; 2015 - $1,200) for administrative services provided to the Company.

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During the year ended December 31, 2017, the Company employed the daughter of the Company’s Chairman for a salary of $43,800, less statutory deductions (2016 - $38,800; 2015 - $43,225) to provide marketing and administrative services to the Company.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts receivable, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk, and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2017, the Company was exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$3,578,279	$97,264
Accounts receivable and prepaid expenses	4,019	-
Total assets	$3,582,298	$97,264

Trade and other payables	$183,904	$194,083
Total liabilities	$183,904	$194,083

Net assets	$3,398,394	$(96,819)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $340,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $10,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions, located in both Canada and Mexico. Cash equivalents mature at various dates during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2017, the Company’s maximum exposure to credit risk was the carrying value of its cash and cash equivalents, and accounts receivable.

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(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company’s net loss by $149,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

Management of Capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

Subsequent Events

On February 7, 2018, the Company granted certain employees, officers and directors an aggregate of 300,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $1.11 per share until February 7, 2021.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgements and estimates. The consolidated financial statements include judgements and estimates which, by their nature, are uncertain. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

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Significant assumptions about the future, and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

o	the analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators, including the currency in which funds from financing activities are denominated and the currency in which funds are retained;

o	the determination that the carrying amount of the Tuligtic project will be recovered through use rather than sale.

o	the recoverability of accounts receivable which is included in the consolidated statements of financial position;

o	the estimated annual gains or losses from income and dilution on the former investment in associate;

o	the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;

o	the recoverability of the value of exploration and evaluation assets, which is recorded in the statements of financial position;

o	the provision for income taxes which is included in profit or loss and composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions; and

o	the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

In addition to the foregoing, the Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

CHANGES IN ACCOUNTING POLICY, INCLUDING INITIAL ADOPTION

Application of new and revised accounting standards effective January 1, 2017

The Company adopted IFRS 7, which was amended to require additional disclosures on transition from IAS 39 and IFRS 9, for the Company's interim and annual consolidated financial statements commencing January 1, 2017:

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Future accounting standards

The pronouncements set out below have been issued by the IASB or IFRIC but were not yet effective as at December 31, 2017. The Company intends to adopt these standards and interpretations when they become effective. The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

Revenue Recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which superseded IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company expects no impact on its consolidated financial statements upon adoption of this standard.

Financial Instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has determined that the adoption of this standard will not have a significant impact on its future consolidated financial statements.

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2017, as required by Canadian securities law. Based on that evaluation, the CEO and the CFO concluded that, as of December 31, 2017, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings), and other reports filed or submitted under Canadian securities laws, were recorded, processed, summarized and reported within the time period specified by those laws, and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company’s financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

c)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses annually its internal control over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on evaluations of the Company’s internal controls over financial reporting, the CEO and CFO concluded that, as of the end of the period covered by this report, the Company’s internal control over financial reporting was effective and was operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2017 that materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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BOARD OF DIRECTORS AND MANAGEMENT

Directors:

Duane Poliquin, P.Eng

Morgan Poliquin, P.Eng, Ph.D

Jack McCleary, P.Geol

Gerald Carlson, Ph.D, P.Eng

Mark T. Brown, CPA, CA

William J. Worrall, Q.C.

David Strang, B.Sc.

Elaine Ellingham, MSc., MBA, P.Geo

Audit Committee members:

Mark T. Brown, CPA, CA

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Compensation Committee members:

Jack McCleary, P.Geol

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Mark T. Brown, CPA, CA

Nominating & Corporate Governance Committee members:

Jack McCleary, P.Geol

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Management:

Duane Poliquin, P.Eng – Chairman

Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President

Korm Trieu, CPA, CA – Chief Financial Officer, Corporate Secretary

Douglas McDonald, M.A.Sc, B.Com. – Vice President, Corporate Development

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